EXHIBIT 99.1

Yamana and Pan American Shareholders Approve Proposed Transaction

TORONTO, Jan. 31, 2023 (GLOBE NEWSWIRE) -- Yamana Gold Inc. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) is pleased to announce that at a special meeting of shareholders held earlier today (“the Meeting”), Yamana shareholders voted overwhelmingly in favour of the special resolution (the “Arrangement Resolution”) approving the previously announced acquisition by Pan American Silver Corp. (“Pan American”) of all of the issued and outstanding common shares of the Company following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited (“Agnico Eagle”), all by way of a plan of arrangement under the Canada Business Corporations Act (the “Proposed Transaction”).

The Arrangement Resolution was approved by approximately 98.87% of the votes cast by Yamana shareholders at the Meeting, with shareholder turnout of 61.59%. Detailed voting results for the Arrangement Resolution are as follows:

	Total Votes	Percentage of Votes Cast
Votes For	585,197,047	98.87%
Votes Against	6,713,855	1.13%
Total Votes Cast	591,910,902	100.00%

In addition to the approval by Yamana shareholders, Pan American shareholders approved the issuance of Pan American common shares in connection with the Proposed Transaction at a special meeting of Pan American shareholders held earlier today. No approval is required from Agnico Eagle shareholders for the Proposed Transaction.

Peter Marrone, Executive Chairman, Yamana Gold commented, “I would like to thank the Yamana shareholders for their support and express my gratitude to each and every member of the Yamana team, past and present, who have been a part of this incredible journey. I am truly proud of everything we have achieved together, having taken Yamana from a single asset to a senior gold producer in less than two decades. Through this transaction with Pan American and Agnico Eagle, I believe we have delivered a value enhancing opportunity for our shareholders, in a market that is not currently rewarding growth, whilst also establishing the critical mass and scale that this sector desperately needs for future success. Following the positive outcome of the shareholder votes today, we look forward to working closely with the Pan American and Agnico Eagle leadership as we progress this transaction through to completion.”

The Proposed Transaction is expected to be completed during the first quarter of 2023, subject to approval by the Ontario Superior Court of Justice, approval from the Mexican Federal Economic Competition Commission (COFECE) and satisfaction or waiver of certain other closing conditions.

For a more detailed description of the Proposed Transaction, please review the Company’s management information circular dated December 20, 2022 (the “Circular”) available under Yamana’s issuer profile on www.sedar.com or on the Company’s website at www.yamana.com.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to expected completion date of the Proposed Transaction. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include transaction risks, risks relating to the completion of the Proposed Transaction, including receipt of all necessary regulatory, court and securityholder approvals in connection with the Proposed Transaction, as well as those risk factors discussed or referred to herein, in the Circular and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.